[First Merchants Corporation Letterhead]

May 3, 2017

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	First Merchants Corporation
Registration Statement on Form S-4 filed on
April 24, 2017, as amended by Amendment No. 1
thereto filed on May 2, 2017
File No. 333-217432

Dear Mr. Gessert:

In accordance with Rule 461 under the Securities Act of 1933, as amended, First Merchants Corporation hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 2:00 p.m. (EDT) on Friday, May 5, 2017, or as soon as practicable thereafter.

Please contact Jeremy E. Hill, Esq. of Bingham Greenebaum Doll LLP at (317) 968-5384 with any questions you may regarding this request. In addition, please notify Mr. Hill by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark K. Hardwick

Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer

cc:	Brian T. Hunt, Esq., First Merchants Corporation
Jeremy E. Hill, Esq., Bingham Greenebaum Doll LLP
Martin D. Werner, Esq., Shumaker, Loop & Kendrick, LLP